SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2006

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TFTS Free-Translation into English
January 26, 2006

AUDIT COMMITTEE INTERNAL REGULATIONS

TIM PARTICIPAÇÕES S.A.

DEFINITION

Art. 1 – The Audit Committee is the management oversight and shareholders’ information body of TIM Participações S.A. (“Company”), and shall be constituted and act independently in accordance with the provisions set forth in these Regulations, the Company’s Bylaws, Law 6,404 dated December 15, 1976 (“LSA”), as currently in effect, and other applicable legal provisions.

Sole paragraph – In addition to its ordinary duties, the Audit Committee shall also act as the Company’s Audit Committee, in accordance with the provisions in the United States of America legislation, to which the Company is subject as a company registered with the Securities and Exchange Commission – SEC.

COMPOSITION

Art. 2 - The Audit Committee shall be composed of 3 (three) to 5 (five) effective members and an equal number of substitute members, whether or not shareholders, elected by the Shareholders’ Meeting. The members of the Audit Committee shall be independent. To be qualified as independent, the Audit Committee member shall meet the following requirements: (a) shall not be or shall not have been, in the last 3 (three) years, an employee or manager of the Company or of any company controlled by or under common control of the Company; and (b) shall not receive any sort of compensation, directly or indirectly, from the Company or from any other company controlled by or under common control with the Company, except for compensation as a member of the Audit Committee.

§1 – The members of the Statutory Audit Committee and their substitutes shall exercise their terms until the first annual shareholders’ meeting to be held after their election, reelection being permitted.

§2 – The following individuals shall not be elected to the Audit Committee:

I – those who do not meet the election requirements as set forth in the LSA or who are under impediment as set forth in such legal provision;

II – those who are under impediment due to special law, or who have been convicted for crimes related to bankruptcy, prevarication, bribery, concussion, embezzlement, crime against the public interest, public faith or property, or to criminal penalty which precludes, even if temporarily, the access to public offices;

III – those declared incapacitated by act of the Securities and Exchange Commission (Comissão de Valores Mobiliários);

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January 26, 2006

IV – those with office in companies which may be deemed as competitors in the market, especially, in advisory, management or fiscal boards, and who have conflicting interests with the Company, except if the Shareholders’ Meeting waives such requirement;

V – those who have not been qualified as independent, in accordance with the second part of the header of this Art. 2.

§3 – At least one of the members of the Audit Committee shall be an expert with deep knowledge of finance and accounting, in accordance with the generally accepted accounting principles in Brazil and with experience in the preparation, analysis, auditing and evaluation of financial statements or with experience in the supervision of professionals exercising such duties, as well as with understanding of internal controls and procedures for the provision of financial information and the functioning of Audit Committees. Such knowledge and experience shall have been obtained through (a) academic training and experience as an officer in the areas of finance, accounting or auditing, (b) a position involving the execution or supervision of such activities, (c) experience in the supervision or evaluation of the performance of companies or of independent auditors as related to the preparation, analysis, auditing and evaluation of financial statements or (d) other relevant experiences.

§4 – In their first meeting, the members of the Audit Committee shall elect its Chairman.

§5 – The Audit Committee may request that the Company appoint qualified personnel to provide technical support.

ASSUMPTION OF OFFICE, ADHESION AND REPRESENTATION

ART. 3 – Upon the assumption of office, the Audit Committee members shall execute, in addition to the assumption of office agreement, a declaration pursuant to which they will adhere with the terms of these Regulations, the Company’s Code of Ethics, the Disclosure Policy and Use of Information and Trading Securities Manual of the Company, as well as they shall represent that they are not under any impediment, in the terms of §2 Art.2 of these Regulations.

SCOPE OF DUTIES

ART. 4 – In addition to the attributions set forth in the LSA, in the Bylaws, as well as in the rules, regulations and provisions issued by the competent regulatory entities, the Audit Committee shall:

I – supervise, through any of its members, the acts of the managers and verify the performance of their legal and statutory duties;

II – opine upon the management’s annual report, which shall include the complementary information as deemed necessary or useful for the resolution of the shareholders’ meeting;

III – review the work plan of the internal auditors, discuss the result of their activities, the works and reviews as effected;

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January 26, 2006

IV – issue opinions and reports and supervise the activities of the independent auditors of the Company, including, to the extent permitted by law, assistance in the solution of possible disputes between the management and the independent auditors as related to the presentation of the financial statements and information;

V – recommend to the Board of Directors the engagement or termination of the agreement with such independent auditors;

VI – previously approve the services to be rendered by the independent auditors, whether related to auditing or non-auditing services, as well as the respective fees to be paid by the Company, all under the terms of the respective Procedure approved by the body;

VII – review the annual work plan of the independent auditors of the Company, discuss the result of their activities, the works and revisions performed, as well as to evaluate their performance and independence;

VIII – opine upon the management’s proposals, to be submitted to the shareholders’ meeting, related to the modification of the corporate capital, issuance of debentures or warrants, investment plans or capital budgets, distribution of dividends, conversion of company type, merger, consolidation or spin-off;

IX – report, through any of its members, to the management bodies and, in case such bodies fail to take the necessary measures for the protection of the Company’s interests, to the shareholders’ meeting, the errors, frauds or crimes they may discover, and suggest useful procedures to the Company;

X – call the annual shareholders’ meeting in case the management bodies delay such calling for over a month, and the special shareholders’ meeting, whenever there are serious or urgent reasons, and include in the shareholders’ meetings agenda the matters they deem necessary;

XI – review, at least quarterly, the balance sheet and other financial statements as periodically prepared by the Company;

XII – examine the financial statements for the fiscal year and issue an opinion about them;

XIII – review the efficiency of the internal control and risk management systems of the Company, in order to, among others, monitor the compliance with the provisions related to the presentation of financial statements and information;

XIV – perform the duties as set forth in Art. 23 of these Regulations;

XV – perform such duties, during the liquidation, in view of the special provisions which regulate it.

TFTS Free-Translation into English
January 26, 2006

Art. 5 - The Chairman of the Audit Committee shall:

I – chair the meetings of the Committee, informing the other members about the agenda, pursuant to these Regulations;

II – coordinate the meeting, keeping the order in the debates, as well as solving order issues raised in the meetings;

III – execute and receive the official correspondence of the Audit Committee and forward it to the other members;

IV – request the books, documents and/or information necessary for the performance of the duties of the Audit Committee, notwithstanding the requests individually made by any of its members;

V – convey, to whom it may concern, the resolutions of the Audit Committee;

VI – accept the request from any of the members of the Audit Committee, arranging, whenever possible, the necessary procedures for the calling, to the Audit Committee meetings, of people who, on their own behalf or for the entities they represent, may provide clarification related to the matter in the agenda;

VII – set up, whenever necessary, meetings and work meetings between the members of the Audit Committee and the management, the internal auditors and the independent auditors to discuss matters pertaining to the entity;

VIII – comply with and cause the compliance of these Regulations and the other legal or regulatory provisions for the functioning of the Committee.

Art. 6 - Each member of the Audit Committee shall, individually:

I – attend the meetings of the Committee;

II – examine the matters attributed to him, reporting them and, if such is the case, issuing opinions on them;

III – take part in the discussions and voting, requesting access to the matter, if deemed necessary, during the discussion and before the voting;

IV – request through the Committee or directly to the management bodies of the Company (Board of Directors and Executive Board) any documents and/or information necessary for the performance of his duties, always informing about the practice of such act by sending a copy of the request to the other members of the Audit Committee;

V – attend the meetings of the management bodies or the shareholders’ meeting, whenever deciding on matters on which it must opine, or whenever called;

VI – communicate in writing to the Chairman of the Audit Committee, at least 5 (five) days in advance of the date scheduled to occur the Audit Committee meeting, about his impossibility to attend the referred meeting, so that his substitute may be called;

TFTS Free-Translation into English
January 26, 2006

VII – exercise any other legal attributions inherent to the function of member of the Audit Committee member.

§1 – Any member of the Audit Committee may be accompanied by an attorney-at-law or accounting advisor (who shall not be in a situation of potential conflict of interests with the Company) so as to assist him in matters he considers relevant or of greater complexity, case in which the respective attorneys-at-law or accounting advisors shall execute a representation and confidentiality agreement undertaking not to disclose any information or document they may have obtained as advisors to the Audit Committee Member, who shall be responsible for the confidentiality of the information provided to his advisors, and they shall represent that they are not in a position of conflict of interests with the Company.

§2 – For the purposes of the provisions of item V above, the members of the Audit Committee shall be convened by the management of the Company by means of registered mail, fax or electronic mail with acknowledgement of receipt with at least 5 (five) days in advance, addressed to all the members of the Audit Committee to the addresses informed by them to the Company.

§3 – In case the provisions contained in the paragraph above of this article are not observed, no liability shall be attributed to the members of the Audit Committee for failure to attend the meetings of the management bodies or of the shareholders meeting.

DUTIES AND RESPONSIBILITIES

Art. 7 – The members of the Audit Committee have the same duties as those of the managers provided for in articles 153 to 156 of LSA, and they shall be liable for any damages resulting from the omission in the performance of their duties and the practice of acts with negligence or criminal intent, or in violation of the Law or Bylaws.

§1 – The member of the Audit Committee is not responsible for the illegal acts practiced by any other member, except if he is in agreement to it, or if he contributes to the practice of such act.

§2 – The members of the Audit Committee are jointly liable for the omission in the performance of their duties, provided, however, that the dissenting member may be exempted from liabilities if his disagreement is recorded in the minutes of the meeting and he communicates his disagreement to the management bodies and to the Shareholders’ Meeting. In case the other members of the Audit Committee resist to record the position of the dissenting Member, he shall be entitled to present his dissenting vote in a separate written document.

§3 – The members of the Audit Committee shall immediately inform any modifications in their equity interests in the Company to the Securities and Exchange Commission (Comissão de Valores Mobiliários) and to the Stock Exchanges or the organized over-the-counter entity in which the securities of the Company are traded, in the conditions

TFTS Free-Translation into English
January 26, 2006

and in the form as determined by the Securities and Exchange Commission (Comissão de Valores Mobiliários).

Art. 8 - The Audit Committee shall take all measures or initiatives that, in its judgment and observing the limits of its incumbency, represent an assistance to the control bodies involved.

Art. 9 - The matters of confidential nature which shall be examined by the members of the Committee shall be kept under confidentiality, observing, in addition, the provisions of art. 157, §5, of Law 6.404/76 and the determinations in Regulation no. 358, dated January 3, 2002, enacted by the Securities and Exchange Commission (Comissão de Valores Mobiliários).

MEETINGS

Art. 10 – The Audit Committee shall meet, ordinarily, once every quarter and, extraordinarily, whenever necessary.

§1 – The meetings, whether ordinary or extraordinary, shall be convened by the Chairman of the Audit Committee or by 2 (two) Members of the Audit Committee by means of registered mail, fax or electronic mail with acknowledgement of receipt, at least seven days in advance, addressed to all the Members at the addresses as informed by them to the Company. Notwithstanding the above, the Chairman of the Audit Committee may, at its sole discretion, call meetings with a shorter term in cases urgent matters.

§2 – The call notice mentioned in §1 above shall contain, briefly, the date, time and place where the meeting of the Audit Committee shall be held, as well as the agenda and shall be accompanied by a copy of the documents and proceedings referring to the agenda. A copy of such call notice shall be sent to the Chief Executive Officer of the Company.

§3 – The calling formalities provided for in this article may be waived by agreement among all the Members and, in case of urgency, acknowledged by the Audit Committee, documents which have not been included in the agenda may be submitted to discussion and voting.

§4 – The meetings of the Audit Committee shall be called to order with the presence of a majority of its members.

Art. 11 - The Committee decides by the vote of the majority of its members present at the meeting, while a dissident Member may have its dissenting vote stated in the minutes of the meeting and communicate it to the management bodies and to the shareholders’ meeting.

Art. 12 – The members of the Audit Committee shall be replaced, during their absences and impediments, by the respective substitute member.

Art. 13 – Besides the cases of death, resignation, removal and others provided for by law, an office shall be considered as vacant whenever a member of the Audit

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January 26, 2006

Committee fails to attend, without justification, to 2 (two) consecutive meetings or 3 (three) non-consecutive meetings during the fiscal year.

§1 – In case an office of a member of the Committee is vacant, it shall be occupied by the respective substitute member.

§2 – In case more than half of the offices are vacant and there are no substitute members to convene, the Shareholders’ Meeting shall be called to elect substitute members.

Art. 14 – The members of the Audit Committee may take part in the meetings by means of audio or video conference.

Art. 15 – In case the Chairman of the Audit Committee is absent, the meeting shall be chaired by the Member chosen by the majority of the members present at the meeting.

Art. 16 – Minutes of the meetings shall be drafted indicating the sequence number, date and place, Members present and containing a brief report of the business and resolutions taken, which shall be transcribed in the “Book of Minutes and Opinions of the Audit Committee”, in accordance with the rules in effect. Copies of the minutes shall be sent to the Chief Executive Officer of the Company and to the members of the Board of Directors.

Art. 17 – The sequence of business in the meetings shall be as follows:

I – verification of the existence of an installation quorum;

II – if there is no quorum, minutes shall be drafted to record the occurrence;

III – communications from the Chairman and the Members;

IV – report, discussion and voting of the matters in the agenda;

V – miscellaneous matters;

VI – reading, approval and execution of the minutes.

Sole paragraph - The proceedings and documents in the agenda shall be previously instructed and distributed together with the Call by means of copies to the Members.

Art. 18 – In the discussion of the reports and opinions, the Chairman shall open the floor to the Members who request it, and they may, during the discussion, make either oral or written requests, seeking measures for the instruction of the matter under discussion.

Art. 19 – The Member who considers that any specific issue has not been sufficiently clarified may request the examination of the document or the adjournment of the discussion.

§1 – The period for the examination shall be at most until the following meeting.

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January 26, 2006

§2 – In case of urgency, the Chairman may determine that the new meeting be held within 3 (three) calendar days, the convening formalities being waived.

SECRETARIAT

Art. 20 – The Statutory Audit Committee shall have, to directly assist its duties, a Secretary to be appointed by the Company, with the following duties:

I – to organize the agenda of the meetings, after consulting with the members;

II – to send the call notices of the meetings in writing, to the members of the Committee, delivered at least 7 (seven) days in advance, except in the case of urgent matters, as provided for in §1, Art. 10 above;

III – to act as the secretary of the Meeting and draft the Minutes of each Meeting, proceed to the reading and distribution of the referred minutes, in the form of a copy, to the Members, at the time of the respective approval;

IV – within the Company, arrange to obtain the documents necessary for the instruction of the matters to be examined by the Committee;

V – to provide the information requested by the Members;

VI – to inform the Members about the status of the matters under investigation;

VII – to provide for the disclosure of the resolutions and recommendations of the Committee, whenever necessary;

VIII – to keep under his custody and responsibility the documents and Books of Minutes and Opinions of the Meetings of the Committee;

IX – to proceed to the calling of the ordinary meeting in accordance with the calendar as approved by the Committee; the extraordinary meetings, provided that the procedures for the calling as set forth in §1, Art. 10 above are observed.

Sole paragraph – The logistic support to the activities inherent to the Secretary of the Audit Committee shall be provided by the organizational units of the Company.

OWN BUDGET - EXPENSES

Art. 21 – The Shareholders’ Meeting of the Company shall allocate, annually, a reasonable amount to fund the expenses of the Audit Committee, which shall be incurred according to the budget approved by the majority of its members.

§1 – The management of the Company shall take the necessary measures so that the Company shall bear all the costs and expenses, as approved by the Audit Committee, provided that the limit established by the Annual Meeting of the Company is observed.

§2 – The Statutory Audit Committee, through resolution of a majority of its members, may hire external advisors, including independent auditors and attorneys-at-law, to

TFTS Free-Translation into English
January 26, 2006

assist in the performance of its duties and attributions, provided that the yearly budget limit as set forth by the Annual Meeting, in accordance with the header of this Art. 21 is observed.

COMPENSATION

Art. 22 – The compensation of the members of the Audit Committee shall be determined by the Annual Shareholders’ Meeting which elected them, and shall not be less than, for each member in office, a tenth of the average compensation of the Executive Body, not computing the profit sharing.

Sole Paragraph – The substitute member in office shall be entitled to the compensation which would be destined to the effective member, for the period of the substitution, counted each month, during which period the effective member will not be entitled to compensation.

COMPLAINTS

Art. 23 – The Chairman of the Audit Committee shall make available the addresses where anonymous complaints related to any accounting matters, internal accounting or auditing control matters, shall be sent, and such charges shall be disclosed to the other members so that their veracity can be determined and the measures considered as adequate by the majority of its members be taken, all under the terms of the respective Procedure for the receipt, processing and treatment of complaints and reports ( Procedure for handling “complaints” and “concerns” ) approved by the body.

LIMITATIONS

Art. 24 - Without prejudice to its duties and competence, in accordance with the provisions of these Regulations and the provisions in effect, the Audit Committee shall not be responsible for the planning and execution of the auditing process of the Company. Such responsibility shall be borne primarily by the management and the independent auditors, in the terms of the applicable legislation.

These present Regulations of the Audit Committee have been approved by the Special Shareholders’ Meeting of the Company held on May 06, 2004. This current version of these Regulations have been approved by the Special Shareholders’ Meeting of the Company held on […].

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: February 15, 2006	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer